September 10, 2008	QMM: AMEX
QTA: TSX-VENTURE
NR-16-08

QUATERRA AND BLACKBERRY IN-FILL DRILLING DEFINES 400-METER-LONG ZONE OF SIGNIFICANT SILVER MINERALIZATION AT NIEVES PROJECT, MEXICO

VANCOUVER, B.C. – Quaterra Resources and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced that in-fill drilling at its Nieves silver property in northern Zacatecas, Mexico, has successfully defined both high-grade vein and potential bulk-mineable silver mineralization along the Concordia vein over a horizontal distance of 400 meters, a depth of 150-200 meters and an average true thickness of 40 meters.

The joint venture partners drilled 24 core holes totaling 6,173 meters from May to August 2008. Sixteen of the holes are reported in this release. Results for the remaining eight drill holes will be reported when received. These holes, in combination with previous holes completed by the joint venture, provide approximately 50 meter drill coverage both along strike and down dip on a 400 meter section of the Concordia vein. The approximate location of each drill hole at the mid-point of its intersection with the Concordia vein is shown in the long section available on the Company’s website. True thicknesses are about 80% of intercept widths reported.

Results: All holes contain significant mineralization except QTA-60, which was drilled almost parallel to the Concordia vein to test a secondary target. Hole QTA-65, drilled 50 meters east and 50 vertical meters above hole QTA-48 (47.48 meters averaging 142 g/t silver, including a 4.67 meter interval with 777 g/t silver), intersected 42.35 meters beginning at 62 meters averaging149 g/t silver, including 4.12 meters averaging 743 g/t silver. Hole QTA-74, drilled 50 meters east and about 100 vertical meters below the QTA-55 intercept, cut 38.00 meters averaging 157 g/t silver, including a 3.9 meter intercept averaging 581 g/t silver.

Three holes (QTA-70, QTA 71 and QTA-59), drilled at successively deeper 50-meter intervals below QTA-55, all intersected thick intervals of mineralization:

  QTA-70. 97.9 meters averaging 59 g/t silver, including 2 meters averaging 800 g/t (23.4 oz/ton) silver.
  QTA-71. 51.6 meters averaging 45 g/t silver and 19.5 meters averaging 138 g/t silver, including 4.16 meters averaging 407 g/t (11.9 oz/ton) silver.
  QTA-59. 57.0 meters averaging 135 g/t silver, including 2.4 meters averaging 613 g/t (17.9 oz/ton) silver.

The Concordia vein system represents a series of sub-parallel veins and veinlets that have been defined by mapping and drilling over a strike length of 1,100 meters. The area of mineralization reported in this release is open to both the east and west. Also of note is the deep, low-grade intercept in hole QTA-73 which could be part of a separate and parallel vein system 300-400 meters north of the Concordia vein near San Gregorio Hill which has not been systematically drilled.

Exploration maps illustrating all of these features are posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. Future plans: As soon as assay results for the remaining eight holes are received, data will be analyzed and modeled in preparation for an updated NI43-101 report which will include a resource estimate for the area of close spaced drilling completed to date. The mineralization model will also be used to define additional high priority drill targets.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. A property specific standard was routinely submitted with each batch of samples. Samples were initially run using a conventional 35 element ICP analysis with an aqua regia digestion process. A 30 gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion. The azimuth for all holes is 340 degrees except QTA-60 which is 90 degrees and QTA-82 which is 320 degrees. The dip for all holes is -60 degrees.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits.

On behalf of the Board of Directors, “Thomas Patton”

Thomas Patton, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 1-604-641-2746 or email: corpdev@mnxltd.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management

Nieves Silver Project

Drill Hole Intercepts: September 2008

						Ag
Hole	From	To	Interval(m)	Au g/t	Ag g/t	oz/ton	Pb %	Zn %

QTA-59	171.00	228.00	57.00	0.05	135	3.9	0.14	0.19
includes	171.00	173.40	2.40	0.04	613	17.9	0.42	0.7

QTA-60	no significant values

QTA-61	70.00	112.00	42.00	0.08	106	3.1	0.07	0.08
includes	108.30	109.59	1.29	0.41	546	16.0	0.22	0.21

QTA-62	45.75	46.40	0.65	3.83	99	2.9	0.05	0.05

QTA-63	88.95	136.00	47.05	0.05	35	1.0	0.02	0.04
includes	88.95	90.15	1.20	0.34	247	7.2	0.1	0.07

QTA-64	126.00	167.20	41.20	0.12	57	1.7	0.26	0.25
includes	144.30	149.60	5.30	0.25	150	4.4	0.69	0.59

QTA-65	62.00	104.35	42.35	0.17	149	4.3	0.13	0.2
includes	64.50	68.62	4.12	0.46	743	21.7	0.9	1.17

QTA-66	72.00	96.00	24.00	0.18	106	3.1	0.09	0.12
includes	79.40	83.70	4.30	0.15	347	10.1	0.34	0.44

QTA-67	202.22	213.45	11.23	0.21	54	1.6	0.41	0.45
includes	205.50	210.00	4.50	0.35	101	3.0	0.82	0.86

QTA-68	70.40	105.00	34.60	0.09	76	2.2	0.12	0.11
includes	74.30	75.90	1.60	0.16	337	9.8	0.39	0.41
includes	91.50	92.70	1.20	0.39	324	9.5	0.41	0.37

QTA-69	72.00	146.60	74.60	0.11	84	2.5	0.13	0.16
includes	135.55	142.55	7.00	0.29	243	7.1	0.45	0.43
includes	203.00	204.55	1.55	0.22	293	8.6	0.19	0.2

QTA-70	60.00	157.90	97.90	0.06	59	1.7	0.06	0.08
includes	60.00	62.00	2.00	0.10	800	23.4	0.08	0.05

QTA-71	114.00	165.63	51.63	0.04	45	1.3	0.07	0.08
	172.60	192.10	19.50	0.14	138	4.0	0.23	0.27
includes	186.40	190.56	4.16	0.17	407	11.9	0.44	0.71

QTA-72	120.00	160.00	40.00	0.12	91	2.7	0.06	0.10
includes	127.45	130.00	2.55	0.23	576	16.8	0.27	0.42

QTA-73	80.50	82.90	2.40	0.45	136	4.0	0.06	0.07
	482.00	508.00	26.00	0.06	23	0.7	0.18	0.23

QTA-74	96.00	134.00	38.00	0.10	157	4.6	0.13	0.15
includes	108.75	128.00	19.25	0.18	255	7.4	0.22	0.25
includes	112.20	116.10	3.90	0.28	581	17.0	0.46	0.52